SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13E-3
 (Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

OREGON PACIFIC BANCORP

(Name of Issuer)

OREGON PACIFIC BANCORP

(Name of Persons Filing Statement)

Common Stock

(Title of Class of Securities)

[ 686040106 ]

(CUSIP Number of Class of Securities)

Joanne Forsberg, Corporate Secretary
1355 Highway 101
Florence, Oregon, 97439
(541) 752-5161

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the
Persons Filing Statement)

Copy to:
Bennett H. Goldstein
Attorney at Law
1132 SW 19th Ave.
Portland, Oregon 97205
(503) 294-0940
(503) 294-7918 (facsimile)
email:bhgoldatty@aol.com

This statement is filed in connection with (check the appropriate box):

☒ a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐ b.	The filing of a registration statement under the Securities Act of 1933.

☐ c.	A tender offer.

☐ d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE ‘

Transaction Value*	Amount of Filing Fee
$264,719	$10.40____

*
Calculated solely for the purpose of determining the filing fee, which was based upon the price of $13.00 per share (whereby the Company would purchase common stock at $13.00 per share) multiplied by the estimated number of shares of common stock held by holders of record of fewer than 500 shares as of January 4, 2008, which shares would be purchased for cash as a result of the Transaction (20,636 shares).

☐
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

RULE 13E-3 TRANSACTION STATEMENT

This Rule 13e-3 transaction statement on Schedule 13E-3 is filed by Oregon Pacific Bancorp (the “Company”) in connection with its proposed Transaction, whereby shareholders owning less than 500 shares of Company common stock will be cashed out through a reverse stock split and will receive cash for their shares.  Shares of common stock held by shareholders owning more than 500 shares will remain outstanding and will be unaffected by the Transaction.   If adopted by the Company’s stockholders, proposed Amended Articles of Incorporation will authorize a five hundred to one (500-1) reverse stock split of the Company’s common stock,  followed by a cash-out of post-split fractional shares at the pre-split rate of $13.00 per share, and a forward stock split of one to five hundred (1-500).

Following the Transaction, the Company anticipates it will have fewer than 300 shareholders of its common stock, and will terminate the registration of its common stock under the Securities and Exchange Act of 1934 (the “Exchange Act”).

Filed contemporaneously herewith are (i) the notice of special meeting of shareholders and a preliminary proxy statement (the “Proxy Statement”) and (ii) a form of proxy that will accompany the Proxy Statement. The Proxy Statement will be distributed to the Company’s shareholders in connection with a special meeting of the shareholders anticipated to be held on March 13, 2008 (the “Special Meeting”). At the Special Meeting, the shareholders will be requested to vote on the proposed amendments to the Company’s Articles of Incorporation, which would authorize the reverse split, cash out and forward split.

The Company has securities registered under the Exchange Act and consequently is subject to Regulation 14A of the Exchange Act. The Company is filing this Schedule 13E-3 with the Securities and Exchange Commission contemporaneously with a preliminary Proxy Statement filed by the Company pursuant to Regulation 14A of the Exchange Act. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be further amended to reflect such completion or amendment of the Proxy Statement.

In accordance with General Instruction F to Schedule 13E-3, the information set forth in the Proxy Statement (including the appendices thereto) is incorporated herein by reference in response to Items 1 through 14 of this Schedule 13E-3, in the manner and to the extent specified below. In addition, the Company has incorporated by reference certain financial information contained in its annual report on Form 10-K and quarterly report on Form 10-Q as specified below.

This Schedule 13E-3 contains certain statements and information with respect to the financial condition, results of operations, and business of the Company.  These statements are not guarantees of future performance and involve risks and uncertainties and are based on the beliefs and assumptions of management of the Company and on information available to management at the time that these disclosures were prepared.  These statements might be identified by the use of words like “expect,” “anticipate,” “estimate,” and “believe,” variances of these words and other similar expressions.  A number of important factors could cause actual results to differ materially from those in the statements.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the Proxy Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) The name of the company is Oregon Pacific Bancorp (the “Company”). The Company’s principal executive office is located at 1355 Highway 101, Florence, OR 97439, and its business telephone number is (541) 997-7121.

(b) As of December 31, 2007 the Company had 2,211,865 shares of common stock, no par value, issued and outstanding.

(c) The information required by this Item is set forth under “Information About the Company – Description of Capital Stock” in the Proxy Statement and incorporated herein by reference.

(d) The information required by this Item is set forth under “Information About the Company – Description of Capital Stock” in the Proxy Statement and incorporated herein by reference.

(e) The Company has not made an underwritten public offering of the Company’s common stock for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A (Securities Act Rule 251 through 263).

(f) The information required by this Item is set forth under “Information About the Company – Description of Capital Stock” in the Proxy Statement and incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The filing person to which this Schedule 13E-3 relates is Oregon Pacific Bancorp. The name, business address and business telephone number of the Company is set forth in Item 2(a) above. The information set forth in the Proxy Statement under the caption “Information About the Company – Officers and Directors” and “Security Ownership of Officers, Directors and 5% Stockholders” is incorporated herein by reference.

(b) Not applicable.

(c) The name and employment information with respect to each executive officer and director of the Company is set forth in the Proxy Statement under the caption “Information About the Company – Officers and Directors” and such information is incorporated herein by reference. To the Company’s knowledge, none of the Company’s directors or executive officers has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five (5) years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding of any violation of federal or state securities laws. Each of the Company’s directors and executive officers is a citizen of the United States.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information required by this item is set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Special Factors”, “General Features of the Transaction”, and “Additional Special Meeting Information – Vote Required for Approval” and incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions “Special Factors – Recommendation of the Board of Directors; Fairness of Transaction”, “Special Factors – General Effects of Transaction”, “Special Factors – Additional Effects of Transaction on Affiliated Stockholders”, and “Special Factors – Additional Effects of Transaction on Non-Affiliated Stockholders” is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the caption “Dissenters’ Rights” is incorporated herein by reference.

(e) Security holders will be entitled to access the Company’s corporate records in the manner permitted by applicable federal and Oregon state law. The information set forth in the Proxy Statement under the caption “Special Factors – Recommendation of the Board of Directors; Fairness of the Transaction” is incorporated herein by reference. Except as otherwise referenced herein, the issuer is making no special provision to grant unaffiliated security holders access to its corporate files; nor is it making any special provision to allow unaffiliated security holders to obtain counsel or appraisal services at the expense of the Company.

(f) The information required by this item is set forth in the Proxy Statement under the caption “Special Factors – General Effects of Transaction – Liquidity of Stock” which is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in the Proxy Statement under the caption “Information About the Company – Security Ownership of Officers, Directors and 5% Stockholders” is incorporated by reference. Except as otherwise described therein, the following responses are applicable.

(a)(1)	Not applicable.

(2)	The information included in the Proxy Statement under the caption “Information About the Company – Past Contacts, Transactions, Negotiations, and Agreements” is incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

(d)
The information included in the Proxy Statement under the caption “Determination of Fairness by Oregon Pacific Affiliates” and “Information About the Company – Past Contacts, Transactions, Negotiations, and Agreements” is incorporated herein by reference.

(e)	The information included in the Proxy Statement under the caption “Information About the Company – Past Contacts, Transactions, Negotiations, and Agreements” is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) The information in the Proxy Statement under the caption “General Features of the Transaction” is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Reasons for the Transaction”, “Positive Effects of the Transaction on Oregon Pacific”, “Negative Effects of the Transaction on Oregon Pacific”, “Other Effects of the Transaction on Oregon Pacific”, “General Features of the Transaction” is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) The information set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Background of the Transaction”, and “Reasons for the Transaction” is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption “Alternatives Considered” is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions “Summary Term Sheet”, “Questions and Answers”, “Purpose of the Transaction”, “Background of the Transaction”, “Alternatives Considered”, and “Recommendation of Board; Fairness of the Transaction” is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions “Summary Term Sheet”, “General Features of the Transaction,” “Purpose of the Transaction,“ Background of the Transaction”, “Effects of the Transaction on Shareholders Generally”, “Effects of the Transaction on Remaining Common Shareholders”, “Effects of the Transaction on Shareholders Who Are Afilliates”, “Effects of the Transaction on Shareholders Who Are Not Afilliates”, and “Federal Income Tax Consequences of the Transaction” is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a) The information set forth in the Proxy Statement under the caption “Recommendation of the Board; Fairness of the Transaction” is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the captions “Recommendation of the Board; Fairness of the Transaction”, and “Determination of Cash Payment” is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions “Recommendation of the Board; Fairness of the Transaction”, and “Determination of Cash Payment” is incorporated herein by reference.

 (d) The information set forth in the Proxy Statement under the captions “Recommendation of the Board; Fairness of the Transaction”, and “Determination of Cash Payment” is incorporated herein by reference.

 (e) The information set forth in the Proxy Statement under the captions “Recommendation of the Board; Fairness of the Transaction”, and “Determination of Cash Payment” is incorporated herein by reference.

 (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) The information set forth in the Proxy Statement under the captions “Recommendation of the Board; Fairness of the Transaction”, “Determination of Cash Payment” and Background of the Transaction is incorporated herein by reference.

(b) The information set forth in “Determination of Cash Payment”” of the Proxy Statement is incorporated herein by reference.

(c) The written opinion issued December 20, 2007 to the Company’s Board of Directors by Southard Financial (“Southard Fairness Opinion”), is made available to shareholders through its attachment as Appendix C to the Proxy Statement.  It is also available for inspection and copying at the principal executive offices of the Company at 1355 Highway 101, Florence, OR 97439 during the Company’s regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.  A copy of the Southard Fairness Opinion will be mailed by the Company to any interested Company stockholder or representative who has been so designated in writing upon written request to the Company and at the expense of the requesting stockholder.  In addition, the information set forth in the Proxy Statement under the caption “Determination of Cash Payment” as well as Appendix C to the Proxy Statement, is incorporated herein by reference.

(d) Southard Financial also prepared for the Board a “Valuation Memorandum – Fair Value Calculations of the Common Stock of Oregon Pacific Bancorp, Florence, Oregon as of November 30, 2007” that was delivered to the Board on or about December 17, 2007.  The Valuation Memorandum is made available to shareholders through its attachment as Appendix D to the Proxy Statement.  It will also be made available for inspection and copying at the principal executive offices of the Company at 1355 Highway 101, Florence, OR 97439 during the Company’s regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.  A copy of the Value Memorandum will be mailed by the Company to any interested Company stockholder or representative who has been so designated in writing upon written request to the Company.   In addition, the information set forth in the Proxy Statement under the caption “Summary of Southard Financial Valuation” as well as Appendix D to the Proxy Statement, is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Proxy Statement under the captions “General Features of the Transaction” and “Negative Effects of the Transaction on Oregon Pacific–Financial Effects” is incorporated herein by reference.

(b) Not applicable.

(c) The information set forth in the Proxy Statement under the caption “Negative Effects of the Transaction on Oregon Pacific–Financial Effects” is incorporated herein by reference. The foregoing expenses will be paid by the Company.

(d) Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the Proxy Statement under the caption “Information About the Company – Security Ownership of Officers, Directors and 5% Stockholders” is incorporated herein by reference.

(b) Neither the Company nor any executive officer, director, affiliate or subsidiary of the Company, or any of the Company’s or any subsidiary’s pension, profit sharing, or similar plan, has engaged in any transaction in the Company’s common stock during the past sixty (60) days. The information set forth in the Proxy Statement under the caption “Information About the Company – Description of Capital Stock” is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) The information set forth in the Proxy Statement under the captions “Information About the Company – Security Ownership of Officers, Directors and 5% Shareholders”, “Information Regarding The Special Meeting of Shareholders - Solicitation of Proxies”, and “Recommendation of the Board; Fairness of the Transaction” is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the caption “Recommendation of the Board; Fairness of the Transaction” is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

(a) The financial statements and accompanying notes to the financial statements included in (i) the Company’s Annual Report to Shareholders, filed with the SEC as Exhibit 13 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, and (ii) the Company’s quarterly report on Form 10-Q for the period ending September 30, 2007, as filed with the SEC, are incorporated herein by reference. In addition, the information included in “Selected Consolidated Financial Data (Unaudited)”, “Additional Information” and “Incorporation of Certain Documents by Reference” in the Proxy Statement is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption “Selected Consolidated Financial Pro Forma Financial Information (Unaudited)” is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Not applicable.

(b) The information set forth in the Proxy Statement under the caption “Information Regarding The Special Meeting of Shareholders – Solicitation of Proxies” is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

(b) Not applicable.

ITEM 16. EXHIBITS.

Exhibit No.	Description

16(a)(i)	Notice of Special Meeting and Preliminary Proxy Statement*

16(a)(ii)	Form of Proxy Card

16(a)(5)(i)	Letter to Shareholders from James P. Clark, President and Chief Executive Officer (To be filed with an amendment.)

16(a)(5)(ii)	Press Release dated December 31, 2007**

16(c)(5)(i)	Fairness Opinion of Southard Financial, issued December 20, 2007. ***

16(c)(5)(ii)
Southard Financial’s “Valuation Memorandum – Fair Value Calculations of the Common Stock of Oregon Pacific Bancorp, Florence, Oregon as of November 30, 2007,” delivered to the Board on or about December 17, 2007.***

16(d)	2004 Stock Incentive Plan****

16(f)	The information set forth in “Dissenters Rights” of the Proxy Statement and Appendix B to Exhibit 16(a)(i) is incorporated by reference.

16(g)	Not applicable.

*	Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on or about December 31, 2007.

**	Incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on or about January 2, 2008.

***	Incorporated by reference to Appendix C and D to Exhibit 16(a)(1).

****	Incorporated herein by reference to Exhibit 1 to Oregon Pacific Bancorp’s Form DEF14A filed with the SEC on March 23, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OREGON PACIFIC BANCORP

By:	/s/ Joanne Forsberg
Joanne Forsberg
Secretary and Chief Financial Officer

Dated: December 31, 2007

EXHIBIT INDEX

Exhibit No.	Description

16(a)(i)	Notice of Special Meeting and Preliminary Proxy Statement*

16(a)(ii)	Form of Proxy Card

16(a)(5)(i)	Letter to Shareholders from James P. Clark, President and Chief Executive Officer (To be filed with an amendment.)

16(a)(5)(ii)	Press Release dated December 31, 2007**

16(c)(5)(i)	Fairness Opinion of Southard Financial, issued December 20, 2007. ***

16(c)(5)(ii)
Southard Financial’s “Valuation Memorandum – Fair Value Calculations of the Common Stock of Oregon Pacific Bancorp, Florence, Oregon as of November 30, 2007,” delivered to the Board on or about December 17, 2007.***

16(d)	2004 Stock Incentive Plan****

16(f)	The information set forth in “Dissenters Rights” of the Proxy Statement and Appendix B to Exhibit 16(a)(i) is incorporated by reference.

16(g)	Not applicable.

*	Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on or about December 31, 2007.

**	Incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on or about January 2, 2008.

***	Incorporated by reference to Appendix C and D to Exhibit 16(a)(1).

****	Incorporated herein by reference to Exhibit 1 to Oregon Pacific Bancorp’s Form DEF14A filed with the SEC on March 23, 2003.